Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we issued a letter to ABX Air, Inc. employees regarding the Transaction. The text of the letter follows.

[ABX Air, Inc. Letterhead]

March 25, 2003

[Name]

[Street Address]

[City, State Zip]

Dear [First Name]:

I hope all of you have heard by now that our parent company, Airborne, Inc., announced early this morning that Airborne, Inc., will merge with DHL Worldwide Express, Inc. More importantly to all of us, ABX Air, Inc., will become its own airline. I am excited to announce to all of you that I will be the president of the new ABX Air, Inc. — a publicly traded company with its own board of directors, shareholders, and independent responsibilities to those shareholders.

ABX Air, Inc., is one of the linchpins in the Airborne, Inc./DHL Worldwide Express, Inc., agreement, playing a key role in making it happen.

As an independent company, our largest customer will be the combined company — a customer which will rival Federal Express and UPS with its powerful combination of Airborne, Inc.’s, strength in the United States and DHL Worldwide Express, Inc.’s, international presence. In addition, as an independent company partnered with a very powerful customer, the new ABX Air, Inc., will be well positioned to expand into third party businesses to broaden its product portfolio.

In the short term, you can expect “business as usual.” We will continue doing the things we have been doing all along. You will continue to deliver the same packages to the same customers day-in and day-out.

As the future president of the new independent ABX Air, Inc., I look forward to the opportunity for us to grow along with our largest customer, an entity that could become the largest and most powerful competitor in the express and small package shipping market.

With this new opportunity, of course, come new responsibilities. For the first time, ABX Air, Inc., will have its own shareholders; and we will be responsible for meeting the expectations and demands of those shareholders on our own. We will be accountable for our own balance sheet for the first time. We will make it or break it on our own. This is a tremendous opportunity for ABX Air, Inc., to show what we’re made of. Going forward, it is important to keep focused on these new challenges and meet them with the strengths that have brought us to this historic point — our superior service, performance, and productivity. Working together as a team to meet these challenges, I am confident that we will continue to build upon our strengths.

“What does this mean to me?” — ABX Air, Inc., and its employees have a long history of frank and direct communication; and we will continue to keep those lines of communication open. Please keep in mind, of course, we have regulatory constraints; and the details of the transaction have yet to be finalized. We simply cannot answer some questions. We will, however, try to communicate promptly all available information that may be of interest to you as circumstances permit throughout this process.

Sincerely,

Joseph C. Hete

President & Chief Operating Officer

JCH:lnb	(Please see Q & A’s on reverse side.)

Q:	How will my job change right now, before the completion of the deal to merge Airborne, Inc., with DHL Worldwide Express, Inc.?
A:	It won’t. No immediate changes will occur in your job, your compensation, your benefits, or the work you perform for ABX Air, Inc.

Q:	What about after the merger — how will my job change?
A:	ABX Air, Inc., will be a new independent company contracting to handle the air and ground line-haul transportation services for the former Airborne, Inc., organization. In other words, ABX Air, Inc., will be handling the same packages in the same manner as it did prior to this transaction.

Q:	Will ABX Air, Inc.’s, name change?
A:	No. ABX Air, Inc., will operate under the same brand name. It will be operating the same equipment with the same livery. Going forward, however, ABX Air, Inc., will have the opportunity to grow with the combined company as the company’s market share and global customer base expand. The combined company will be ABX Air, Inc.’s, largest customer. This deal also will offer ABX Air, Inc., the opportunity to broaden its services to other third-party businesses.

Q:	Will any changes be made in ABX Air, Inc.’s, management?
A:	Even though ABX Air, Inc., will be an independent company, the current ABX Air, Inc., President & COO will continue to manage the company, and we anticipate no significant, immediate changes to ABX Air, Inc.’s, organizational structure and management team.

Q:	What will happen to our compensation and benefits?
A:	As a non-union employee of ABX Air, Inc., you will continue to receive the same compensation and benefits (e.g., healthcare, vacation, holidays, etc.) you currently enjoy. For our pilot group, the collective bargaining agreement continues to be effective; and the benefits and terms and conditions of employment it provides are unchanged.

Q:	Will the pilot collective bargaining negotiations continue?
A:	Absolutely. Remember, it is business as usual. Negotiations will continue in April as scheduled, and we are as committed as ever to completing a deal with our pilot group in a timely manner.

Q:	I own stock in Airborne, Inc. What will happen to my stock?
A:	For each Airborne, Inc., share, shareholders will receive $21.25 in cash, as well as one share of the independent ABX Air, Inc.

Q:	Will any jobs be lost at ABX Air, Inc.?
A:	We do not anticipate this transaction will change “business as usual” or have any immediate effect on current staffing levels. However, other factors, such as a further downturn in the economy or unexpected events resulting from the overseas conflict with Iraq, could negatively impact our business. In any event, no matter what the challenge may be, ABX Air, Inc., will always work hard to avoid layoffs.

Q:	What has to happen for this transaction to be complete?
A:	Approval from Airborne, Inc.’s, shareholders, along with regulatory approval from the government must be acquired. We are confident that both shareholders and regulators will support this transaction.

Q:	When will the deal to combine Airborne, Inc., and DHL Worldwide Express, Inc., be complete?
A:	It is anticipated that the transaction will close this summer.

Q:	What can we expect to learn about this deal in the days ahead?
A:	ABX Air, Inc., will try to keep you informed as this transaction of combining the two companies and the separation of our airline moves forward. However, keep in mind we will not be able to disclose publicly certain aspects of the transaction until given approval to do so. We hope you will respect that. However, you can expect periodic updates in the coming months as circumstances permit.

Forward-Looking Statements

Except for historical information, the matters discussed in this letter contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this letter is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.